INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

June 25, 2014

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/HIMCO Short Duration Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 29, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the AAM/HIMCO Short Duration Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 527 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund
1.  Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2015.” Please confirm that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an exhibit to the Amendment.

Example
2.  The second table setting forth expenses if shares were not redeemed should only relate to Class C shares.  The table should omit information for Class A and Class I shares.

Response: The Registrant has included the following statement, “You would pay the following expenses on Class C Shares if you did not redeem your shares” above the table.  The Registrant understands that this information is the same as the table above but is concerned that if it is taken out it may wrongly suggest to an investor for Class A Shares and Class I Shares that there are no expenses if they do not redeem their shares.

Principal Investment Strategies
3.  FINRA does not permit disclosure regarding average credit quality.  Therefore it should be removed from the sixth sentence under Principal Investment Strategies which states, “The Fund will normally maintain an average credit quality of at least Baa3 and a dollar weighted average duration and average maturity of less than 3 years.”
Response: The Registrant has removed the average credit quality from the sentence.  The sentence has been modified as follows:

“The Fund will normally maintain ~~an average credit quality of at least Baa3 and~~ a dollar weighted average duration and average maturity of less than 3 years.”

4.  The last sentence of the first paragraph states, “The Fund may utilize derivatives, such as swaps, futures and options for hedging purposes”.  If the Fund intends to write credit default swaps, there needs to be specific disclosure regarding these types of transactions in this section.  The Commission views writing credit default swaps to be risky investments.
Response: The Registrant confirms that the Sub-Advisor does not intend to write credit default swaps during the Fund’s first year.  If that intention changes prior to the next annual update the prospectus will be stickered to include specific disclosure on this point.

Principal Risks of Investing
5.  Include disclosure to the Principal Risks of Investing titled “Interest Rate Risk” and include an example to demonstrate the effect of a 1% increase in the interest rate on the portfolio with a three-year duration.

Response:  The Registrant has added the following risk disclosure:

“Interest Rate Risk - The possibility that your investment may go down in value when interest rates rise, because when interest rates rise, the prices of bonds and fixed rate loans fall.  For example, the approximate percentage change in the price of a security with a three-year duration would be 3% in response to a 1% increase in interest rates.  Generally, the longer the maturity of a bond or fixed rate loan, the more sensitive it is to this risk.  Falling interest rates also create the potential for a decline in the Fund’s income.  These risks are greater during periods of rising inflation.”

6.  In light of the disclosure regarding “Sovereign Debt Risk” and “Emerging Market Risk” that is set forth as a principal risk in the Summary Section, please confirm if these should be added to the Principal Investment Strategies section and if not they should be removed from the Principal Risks of Investing section.

Response:  The Registrant has added reference to sovereign debt securities and emerging market securities were in the Principal Investment Strategy section as follows:

“The Fund’s permitted investments include, but are not limited to, corporate securities, commercial mortgage-backed securities, asset-backed securities, mortgage related securities, sovereign debt securities, emerging market securities and securities issued or guaranteed as to principal or interest by the U.S. Government, its agencies or instrumentalities.”

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Investment Policy
7.  In the fifth sentence under the Investment Policy section, provide disclosure of how synthetics investments are valued, for example whether they are based on market value or notional value.  The Commission’s view is that it should be valued at market value.

Response:  The Registrant confirms that synthetic investments will be valued using the market value and not the notional value.  The disclosure has been modified as follows:

“In addition, in appropriate circumstances, synthetic investments may count toward the 80% minimum (based on market value) if they have economic characteristics similar to the other investments included in the basket.”

MANAGEMENT OF THE FUND

Prior Performance for Similar Accounts Managed by the Sub-Advisor
8.  The second sentence of the second paragraph states, “The Short Duration Composite consists of two accounts managed by the Sub-Advisor for the periods indicated”.  Add disclosure confirming that these two accounts are the only accounts managed by the Sub-Advisor that are substantially similar to the investment strategy of the Fund.

Response:  The disclosure has been modified as follows:

“The tables below set forth performance data relating to the historical performance of two short duration accounts managed by the Sub-Advisor using a substantially similar investment strategy to that of the Fund and over which the Sub-Advisor had investment discretion (“Short Duration Constructed Portfolio”).  The Short Duration Constructed Portfolio was managed by the Sub-Advisor from December 2010 to the present.  The two accounts making up the Short Duration Constructed Portfolio were the only accounts managed by the Sub-Advisor in a manner that is substantially similar to the investment strategy of the Fund during this time period.”

9.  The third and fourth sentence of the second paragraph state, “The first account is a registered open end management investment company (the “Prior Fund Account”) that was advised by the Sub-Advisor until a change in manager took place in 2012.  The second account (the “Private Account”, and with the Prior Fund Account, the “Prior Accounts”) is a seed money account that was established by the Sub-Advisor following the transition of the Prior Fund Account.”  Clarify the transitioning of these accounts.

Response:  The disclosure has been modified as follows:

The first account is a registered open-end management investment company (the “Prior Fund Account”) that was managed by the Sub-Advisor until 2012 when the advisor decided to change sub-advisors.  The second account is a seed money account (the “Private Account”, and with the Prior Fund Account, the “Prior Accounts”) that was established by the Sub-Advisor in 2012 prior to the transition of the Prior Fund Account to a new sub-advisor.  The Private Account, employing the short duration strategy, maintains the Sub-Advisor’s track record for that investment strategy and continues to be managed by the Sub-Advisor as of the launch date of the Fund.

10.  In the footnotes of the Average Annual Total Returns table for the period ended December 31, 2013, revise to that the “returns are net of all fees and expenses for the composite accounts”.  In addition, recalculate performance so that it is net of all fees and expenses, not just management fees.

Response:  Performance has been recalculated to be net of all fees and expenses.  The applicable footnotes have been revised to state that returns are net of all fees and expenses.

11.  Based on the information provided in the third sentence of the second paragraph (see comment number 9), consider whether it is appropriate to remove the performance information for periods after 2012 in the tables.   In addition, consider adding a footnote stating that 2012-2013 performance does not include this account.

Response:  Please refer to our response in #9 above.  The Registrant believes it is appropriate to include performance information for periods after 2012 because during that time the Private Account continued to be managed by the Sub-Advisor using a substantially similar investment strategy to that of the Prior Fund Account and the Fund.

12.  Under the paragraph stating, “The Sub-advisor has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®) which differs from the SEC method of calculating performance” confirm that the composite net returns reflect the deduction of all actual fees and expenses.

Response:  The paragraph in question has been removed.  However, the Registrant confirms that:
•	Net returns for the Prior Fund Account reflect the deduction of all actual fees and expenses.
•
Due to the fact that actual fees and expenses for the Private Account cannot be calculated with certainty, net returns for the Private Account reflect the deduction of all projected fees and expenses for Class A shares of the Fund being launched inclusive of the fee waiver.  As background, the Private Account is an account owned by an affiliate of the Sub-Advisor and, as such, is managed by the Sub-Advisor on a cost reimbursement basis.  The Sub-Advisor does not specifically identify or bill costs to its affiliates on a portfolio-by-portfolio basis.  Rather, all expenses for managing affiliated assets are provided to the Sub-Advisor’s affiliates on an aggregate basis.  As a result, the actual fees and expenses of the Private Account cannot be calculated with any certainty for incorporation into performance calculations.  In order to be as precise as possible and show performance with comparable fees to that which the Fund is subject, the Private Account performance data incorporates the Fund’s fee/expense structure for its Class A shares inclusive of the fee waiver.

•
Net returns for the Short Duration Constructed Portfolio reflect (1) the deduction of all actual fees and expenses for the Prior Fund Account; and (2) the deduction of all of the Fund’s projected fees and expenses for Class A shares inclusive of the fee waiver for the Private Account.

13.  Under the sub-heading, “Description of Composite, Additional Composite Information, and Composite Inclusion/Exclusion Policy” the last sentence of the first paragraph states, “Prior to December 2010, the investment objective of the composite was to provide a high level of income by normally investing only in securities of investment grade quality. The investment objective of the composite was redefined, as noted above, in alignment with a change to the principal investment strategy of the constituent portfolio.”
Clarify whether there is a difference in the investment strategy.  Provide representation that the composite, prior to December 2010, is still substantially similar to the Fund and that the management of the composite is not materially different from the Fund.  If this representation cannot be made, the prior performance cannot be included.

Response:  The Registrant and Sub-Advisor decided to remove performance prior to December 2010.  Accordingly, the section entitled “Prior Performance for Similar Accounts Managed by the Sub-Advisor” has been redrafted accordingly.

14.  Under the sub-heading “Presentation of Performance Results” the last sentence of the first paragraph states that the composite creation date is February 2003 but the performance table states that the composite inception date is December 2002.  Reconcile these dates.

Response:  The references to composite creation date and composite inception date have been removed.

15.  The first sentence of the last paragraph states, “The net of fee composite returns in the Schedules are calculated by adjusting each monthly composite rate of return by the highest applicable fee rate based upon published fee schedules.”   The disclosure should state that the performance is net of all actual fees and expenses.

Response:  The sentence in question has been removed.  However, the Registrant confirms that performance as calculated for the Prior Fund Account, Private Account and Short Duration Constructed Portfolio is net of all fees and expenses.  However, please note the nuance described in our response to #12 above as it relates to these calculations.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

INVESTMENT STRATEGIES, POLICIES AND RISKS

Investment Restrictions
16.  With respect to fundamental policy number 4 on page B-32, regarding the Fund’s concentration policy, provide disclosure under “Bank Loans and Loan Participations” that both the financial intermediary and the ultimate borrower would be considered issuers, where a participation does not shift to the Fund, the direct creditor-debtor relationship with the borrower.”

Response:  The Registrant has added the following disclosure under “Bank Loans and Loan Participations”:

“The Fund generally will treat the corporate borrower as the "issuer" of indebtedness held by the Fund.  In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as "issuers".”

PORTFOLIO HOLDINGS INFORMATION

Portfolio Holdings Information
17.  The second sentence of the second paragraph states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.

Response:  The Registrant has revised the disclosure to remove the reference to making portfolio holdings information available to any person who calls the Fund no earlier than five days after the date of such information.  The revised disclosure states that “management of the Fund may make publicly available information regarding the Fund’s portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 385-5770.  Thank you.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon
Investment Managers Series Trust
Assistant Secretary